                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Universal Hospital Services, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   91359L109
                                (CUSIP Number)


Mr. Lance Laifer                         Gerald Adler
Laifer Capital Management, Inc.          Shereff, Friedman, Hoffman
Hilltop Partners, L.P.                   & Goodman, LLP
45 West 45th Street                      919 Third Avenue
New York, New York 10036 (212) 921-4139  New York, New York 10022 (212) 758-9500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              September 13, 1996
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.     91359L109                                   Page  2  of     Pages
          -------------------                                  ---    ---

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           332,500
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         332,500
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    332,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.1%

14       TYPE OF REPORTING PERSON*
                                    PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D
CUSIP No.     91359L109                                    Page  3  of     Pages
          -------------------                                   ---    ---

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           456,900
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         406,600
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                           237,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    644,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.8%

14       TYPE OF REPORTING PERSON*
                                    CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D
CUSIP No.     91359L109                                    Page  4  of     Pages
          -------------------                                   ---    ---

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           456,900
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         406,600
       PERSON         10       SHARED DISPOSITIVE POWER
         WITH                           237,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    644,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.8%

14       TYPE OF REPORTING PERSON*
                                    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                          SCHEDULE 13D AMENDMENT NO. 1
                        UNIVERSAL HOSPITAL SERVICES, INC.

         This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of December 14, 1995 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Inc. (Laifer Inc. has subsequently changed its name to Laifer Capital Management, Inc.) and Lance Laifer (the "Reporting Persons"), relating to the common stock (the "Common Stock") of Universal Hospital Services, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is 1250 Northland Plaza, 3800 West 80th Street, Bloomington, MN 55431. The original
Schedule 13D is filed herewith as Annex B pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended.

Item 5.           Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 332,500 shares (6.1%) of the Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 644,300 shares (11.8%) of Common Stock. The 644,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

                  (i) 332,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 311,800 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505, (B) Haussman Holdings, N.V. ("Haussman"), De Ruyterkade, 62, P.O. Box 819, Curaco, Netherlands Antilles and (C) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson, Haussman and Offshore are collectively referred to herein as the "Clients").

                  Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 644,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 5,460,218 outstanding shares of Common Stock on July 31, 1996 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1996.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 332,500 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 332,500 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has the sole power to vote and direct the voting of 124,400 shares owned by Haussman and Offshore (ii) has sole power to dispose and direct the disposition of 74,100 shares owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of the 237,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

                  (c) Each of the Reporting Persons sold shares of Common Stock of the Issuer during the past sixty days. All of such shares were sold on the open market. Additional information concerning said transactions is contained on Annex A hereto.

                  (d) Not applicable.

                  (e) Not applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 1996

                                       HILLTOP PARTNERS, L.P.

                                       By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                            as General Partner


                                       By:    /s/ Lance Laifer
                                          -------------------------------------
                                                  Lance Laifer, President

                                       LAIFER CAPITAL MANAGEMENT, INC.


                                       By:    /s/ Lance Laifer
                                          -------------------------------------
                                                  Lance Laifer, President


                                              /s/ Lance Laifer
                                       ----------------------------------------
                                       LANCE LAIFER

                                   Annex A

                                             Laifer          Hilltop         Wolfson         Offshore        Haussman
Date            Price           Comm.        # Shares        # Shares        # Shares        # Shares        # Shares
7/26/96         $6.625         --           3,000          1,600             800             400               200
8/1/96           6.50          --          15,200          7,800           4,400           1,800             1,200
8/2/96           6.50          --           4,800          2,500           1,400             500               400
8/6/96           6.75          $.05        12,500          6,500           3,600           1,400             1,000
8/7/96           6.75           .05         1,000            500             300             100               100
8/8/96           6.875          .05         6,600          3,400           1,900             800               500
8/16/96          6.75           .05         5,000          2,600           1,400             600               400
8/16/96          6.75          --           2,500          1,300             700             300               200
8/21/96          6.75          --           5,000          2,600           1,400             600               400
8/30/96          7.00          --           2,500          1,300             700             300               200
9/4/96           7.00          --           5,000          2,600           1,400             600               400
9/13/96          6.875         --           5,000          2,600           1,400             600               400
9/16/96          6.875         --           5,000          2,600           1,400             600               400
9/17/96          6.875          .05         1,500            800             400             200               100
9/18/96          6.875          .05         1,000            500             300             100               100
9/18/96          6.75          --          20,000         10,300           5,800           2,300             1,600

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                       Universal Hospital Services, Inc.
                       ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   91359L109
                                 --------------
                                 (CUSIP Number)

Mr. Lance Laifer                                  Gerald Adler
Laifer Capital Management, Inc.                   Shereff, Friedman, Hoffman &
Hilltop Partners, L.P.                               Goodman, LLP
45 West 45th Street                               919 Third Avenue
New York, New York 10036                          New York, New York 10022
(212) 921-4139                                    (212) 758-9500
- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 14, 1995
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Check the following box if a fee is being paid with this statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
CUSIP No.     91359L109                         Page    2    of           Pages
          --------------------                       -------     --------
- -------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
      Hilltop Partners, L.P.
- -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]
- -------------------------------------------------------------------------------
3     SEC USE ONLY

- -------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
- -------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
- -------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
- -------------------------------------------------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
     SHARES               359,900
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY       8      SHARED VOTING POWER
      EACH                0
    REPORTING      ------------------------------------------------------------
     PERSON        9      SOLE DISPOSITIVE POWER
       WITH               359,900
                   ------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      359,900
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                      [ ]
- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.6%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
CUSIP No.     91359L109                         Page    3    of           Pages
          --------------------                       -------     --------
- -------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
      Laifer Capital Management, Inc.
- -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]
- -------------------------------------------------------------------------------
3     SEC USE ONLY

- -------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
- -------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
- -------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
- -------------------------------------------------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
     SHARES               501,300
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY       8      SHARED VOTING POWER
      EACH                0
    REPORTING      ------------------------------------------------------------
     PERSON        9      SOLE DISPOSITIVE POWER
       WITH               443,400
                   ------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          283,700
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      727,000
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                      [ ]
- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.4%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO, IA
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
CUSIP No.     91359L109                         Page    4    of           Pages
          --------------------                       -------     --------
- -------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
      Lance Laifer
- -------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]
- -------------------------------------------------------------------------------
3     SEC USE ONLY

- -------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
- -------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
- -------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
- -------------------------------------------------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
     SHARES               501,300
  BENEFICIALLY     ------------------------------------------------------------
    OWNED BY       8      SHARED VOTING POWER
      EACH                0
    REPORTING      ------------------------------------------------------------
     PERSON        9      SOLE DISPOSITIVE POWER
       WITH               443,300
                   ------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          283,700
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      727,000
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                      [ ]
- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.4%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D


Item 1.  Security and Issuer

                  Securities acquired:  Common Stock


                  Issuer: Universal Hospital Services, Inc. ("Issuer") 1250 Northland Plaza
                           3800 West 80th Street
                           Bloomington, MN 55431

Item 2.           Identity and Background

                  (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole director and principal stockholder of Laifer Capital Management, Inc.

                  (b), (c) and (f) The address of Hilltop is 45 West 45th Street, 9th Floor, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

                  The address of the principal office of Laifer Capital Management, Inc. is 45 West 45th Street, 9th Floor, New York, NY 10036. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

                  Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, 9th Floor, New York, NY 10036. Mr. Laifer is a United States citizen.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

                  The source of the funds used by Hilltop Partners, L.P. to purchase the securities of the Issuer was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Issuer was (i) the working capital of Hilltop Partners, L.P. and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Exhibit B. The amount of funds used by the Reporting Persons to purchase the Common Stock of the Issuer is as follows:

                         Hilltop             $3,221,626
                         Wolfson             $2,034,540
                         Haussman              $518,967
                         Offshore              $748,222

Item 4.  Purpose of the Transaction

                  Each of the Reporting Persons acquired its respective shares of Common Stock of the Issuer for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                  (a) Hilltop is the beneficial owner of 359,900 shares (6.6%) of the Common Stock of the Issuer.

                  Laifer Capital Management, Inc. is the beneficial owner of 727,000 shares (13.4%) of Common Stock of the Issuer. The 727,000 shares of Common Stock of the Issuer beneficially owned by Laifer Capital Management, Inc. include:

                  (i) 359,900 shares of Common Stock of the Issuer beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 367,100 shares of Common Stock of the Issuer beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505,(B) Haussman

Holdings, N.V. ("Haussman"), De Ruyterkade, 62, P.O. Box 819, Curaco, Netherlands Antilles and (C) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson, Haussman and Offshore are collectively referred to herein as the "Clients").


                  Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 727,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of beneficial ownership of the Reporting Persons is based on 5,429,896 outstanding shares of Common Stock of the Issuer on December 18, 1995 as disclosed by an officer of the Issuer to the Reporting Persons.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 359,900 shares of Common Stock of the Issuer beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 359,900 shares of Common Stock of the Issuer beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc.
(i) has the sole power to vote and direct the voting of 141,400 shares owned by Haussman and Offshore, (ii) has sole power to dispose and direct the disposition of 83,400 shares owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of the 283,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients.

                  (c) All transactions in the Common Stock effected by the Reporting Persons in the past 60 days are reflected on Exhibit B hereto. All such transactions were effected in the open market.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None

Item 7.  Material to be Filed as Exhibits

                  Exhibit A.          Agreement of Joint Filing.
                  Exhibit B.          Purchase Records.

Signature
- ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 1995

                                         HILLTOP PARTNERS, L.P.

                                         By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                              as General Partner


                                         By:  /s/ Lance Laifer
                                              ---------------------------------
                                              Lance Laifer, President

                                         LAIFER CAPITAL MANAGEMENT, INC.


                                         By:  /s/ Lance Laifer
                                              ---------------------------------
                                              Lance Laifer, President


                                              /s/ Lance Laifer
                                         --------------------------------------
                                         LANCE LAIFER

                                   EXHIBIT A
                           AGREEMENT OF JOINT FILING

                  In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Universal Hospital Services, Inc. and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 21st day of December, 1995.


                                         HILLTOP PARTNERS, L.P.

                                         By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                              as General Partner


                                         By:  /s/ Lance Laifer
                                              --------------------------------
                                              Lance Laifer, President


                                         LAIFER CAPITAL MANAGEMENT, INC.


                                         By:  /s/ Lance Laifer
                                              --------------------------------
                                              Lance Laifer, President


                                              /s/ Lance Laifer
                                         --------------------------------
                                         LANCE LAIFER